SPRING CREEK ACQUISITION CORP.
10F, ROOM #1005, FORTUNE INT’L BUILDING
NO. 17, NORTH DALIUSHU ROAD
HAIDIAN DISTRICT, BEIJING 100081
PEOPLE’S REPUBLIC OF CHINA

TO THE SHAREHOLDERS OF
SPRING CREEK ACQUISITION CORP.:

You are cordially invited to attend an extraordinary general meeting of shareholders of Spring Creek Acquisition Corp. (“Spring Creek”) originally to be held on March 26, 2009 (which was adjourned to April 3, 2009).  At the meeting, you will be asked to consider proposals to approve the acquisition by Spring Creek of all of the outstanding securities of AutoChina Group Inc., referred to in this supplemental proxy statement as AutoChina, resulting in AutoChina becoming a wholly owned subsidiary of Spring Creek.  AutoChina is a leading one-stop commercial vehicle financing and consumer automobile sales company in China.  Founded in 2005 by Chairman and CEO, Yong Hui Li, AutoChina operates in two primary business segments: commercial vehicle financing and sales of branded automobiles through its nationally recognized dealer network.

The extraordinary general meeting was to be held at 12:00 noon, local time, on March 26, 2009, at the offices of Spring Creek’s counsel, Loeb & Loeb LLP, 345 Park Ave., New York, NY 10154, at which time it was adjourned by the Chairman of the Meeting to the same time and place on April 3, 2009.  At this important meeting, you will be asked to consider and vote upon the following:

•
The proposed acquisition by Spring Creek of all of the outstanding securities of AutoChina, resulting in AutoChina becoming a wholly owned subsidiary of Spring Creek and the transactions contemplated by the share exchange agreement, dated as of February 4, 2009 by and among Yong Hui Li, Yan Wang, Honest Best Int’l Ltd., AutoChina, Fancy Think Limited, Hebei Chuanglian Trade Co., Ltd., Hebei Kaiyuan Real Estate Development Co., Ltd., Hebei Huiyin Investment Co., Ltd., Hebei Hua An Investment Co., Ltd., Hebei Tianmei Insurance Agency Co., Ltd., Hebei Shijie Kaiyuan Logistics Co., Ltd., Hebei Shijie Kaiyuan Auto Trade Co., Ltd., Shanxi Chuanglian Auto Trade Co., Ltd., and Spring Creek.  This agreement is referred to as the share exchange agreement and the acquisition of all of the outstanding shares of AutoChina pursuant to the share exchange agreement as the acquisition.  This proposal is referred to as the acquisition proposal;

•	To elect three (3) directors to the Board of Directors of Spring Creek each to serve until his or her term has expired and until his or her successor is duly elected and qualified;

•
The adoption of the AutoChina International Limited 2009 Equity Incentive Plan, or the “incentive plan,” which provides for the grant of the right to purchase up to 1,675,000 ordinary shares of Spring Creek, representing up to approximately 10% of Spring Creek’s share capital upon the completion of the acquisition, plus the shares issuable pursuant to the incentive plan, to directors, officers, employees and/or consultants of Spring Creek and its subsidiaries;

•
Amending Spring Creek’s Amended and Restated Memorandum and Articles of Association and passing the required resolution to change Spring Creek’s corporate name to AutoChina International Limited as a special resolution;

•	Amending Spring Creek’s Amended and Restated Memorandum and Articles of Association as described in this proxy statement as a special resolution; and

•	The approval of any adjournment or postponement of the extraordinary general meeting for the purpose of soliciting additional proxies.

On March 11, 2009, Amendment No. 1 (the “amendment”) to the share exchange agreement was entered into by and among Spring Creek Spring Creek, AutoChina, and certain subsidiaries and affiliated entities of AutoChina named therein. Pursuant to the amendment, the share exchange agreement was amended to reflect that, upon consummation of the acquisition, less than seven (7) directors may be appointed to the board of directors of Spring Creek.  Spring Creek anticipates that at least five (5) directors will be appointed to its board of directors upon consummation of the acquisition.  Under the share exchange agreement as amended by the amendment, certain actions must be approved unanimously by Spring Creek’s board of directors if there are less than seven (7) directors of Spring Creek.

On or about March 11, 2009, Spring Creek mailed to holders of its ordinary shares of record on March 5, 2009 a detailed proxy statement that contains a description of the proposed transaction with AutoChina. The attached first supplement to the proxy statement contains additional information that further supplements the proxy statement. Spring Creek urges you to read this first supplement, together with the proxy statement previously sent to you regarding the proposed transaction, carefully and in its entirety. This proxy supplement is being sent to you by overnight messenger on or about March 26, 2009.

Spring Creek is providing you with this first supplement to reflect that, among other things, on March 11, 2009 the amendment has been executed, and as of March 24, 2009, AutoChina has purchased an aggregate of 867,400 warrants for an aggregate of $301,406.89.  In addition, Spring Creek has agreed to purchase 345,600 ordinary shares after the closing of the propose transaction with AutoChina for an aggregate of $2,740,608.  Such shares will be voted in favor of the proposed transaction with AutoChina.

On March 23, 2009, Spring Creek announced that it has adjourned the special meeting of shareholders originally scheduled to be held at noon (New York City time) on March 26, 2009 until April 3, 2009 at the same time and place.

Your vote is important. Whether or not you expect to attend the special meeting in person, please complete, date and sign the proxy card enclosed with the proxy statement and mail it in the postage-paid envelope to ensure that your shares will be represented and voted at the special meeting. If you have already submitted your proxy card and do not wish to change your vote, there is no need to submit another proxy card in response to this first supplement to the proxy statement.

I look forward to seeing you at the meeting.

Sincerely, James Cheng-Jee Sha Chief Executive Officer

SUPPLEMENT NO. 1 DATED MARCH 26, 2009
TO
PROXY STATEMENT DATED MARCH 11, 2009

SPRING CREEK ACQUISITION CORP.
10F, ROOM #1005, FORTUNE INT’L BUILDING
NO. 17, NORTH DALIUSHU ROAD
HAIDIAN DISTRICT, BEIJING 100081
PEOPLE’S REPUBLIC OF CHINA

SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON APRIL 3, 2009

This first supplement is being mailed to the shareholders of record of Spring Creek Acquisition Corp. (“Spring Creek”) as of the close of business on March 5, 2009. The following information supplements and should be read in conjunction with the proxy statement dated March 11, 2009 of Spring Creek relating to the proposed acquisition by Spring Creek of all of the outstanding securities of AutoChina Group Inc. (“AutoChina”), resulting in AutoChina becoming a wholly owned subsidiary of Spring Creek and the transactions contemplated by the share exchange agreement, dated as of February 4, 2009 by and among Yong Hui Li, Yan Wang, Honest Best Int’l Ltd., AutoChina, Fancy Think Limited, Hebei Chuanglian Trade Co., Ltd., Hebei Kaiyuan Real Estate Development Co., Ltd., Hebei Huiyin Investment Co., Ltd., Hebei Hua An Investment Co., Ltd., Hebei Tianmei Insurance Agency Co., Ltd., Hebei Shijie Kaiyuan Logistics Co., Ltd., Hebei Shijie Kaiyuan Auto Trade Co., Ltd., Shanxi Chuanglian Auto Trade Co., Ltd., and Spring Creek, and the other related proposals.  This agreement is referred to as the share exchange agreement and the acquisition of all of the outstanding shares of AutoChina pursuant to the share exchange agreement as the acquisition.

On March 11, 2009, Amendment No. 1 (the “amendment”) to the share exchange agreement was entered into by and among Spring Creek Spring Creek, AutoChina, and certain subsidiaries and affiliated entities of AutoChina named therein. Pursuant to the amendment, the share exchange agreement was amended to reflect that, upon consummation of the acquisition, less than seven (7) directors may be appointed to the board of directors of Spring Creek.  Spring Creek anticipates that at least five (5) directors will be appointed to its board of directors upon consummation of the acquisition.  Under the share exchange agreement as amended by the amendment, certain actions must be approved unanimously by Spring Creek’s board of directors if there are less than seven (7) directors of Spring Creek.

Spring Creek is providing you with this first supplement to reflect that, among other things, on March 11, 2009 the amendment has been executed, and as of March 24, 2009, AutoChina has purchased an aggregate of 867,400 warrants for an aggregate of $301,406.89.  In addition, Spring Creek has agreed to purchase 345,600 ordinary shares after the closing of the propose transaction with AutoChina for an aggregate of $2,740,608.  Such shares will be voted in favor of the proposed transaction with AutoChina.

As disclosed in the original proxy statement, in order to ensure that that the acquisition is approved, Spring Creek, AutoChina and their respective affiliates may enter into transactions to purchase ordinary shares of Spring Creek from shareholders who have indicated their intention to vote against the acquisition and seek conversion of their shares. In addition, Spring Creek, AutoChina and their respective affiliates may also purchase warrants from warrantholders. Transactions of such nature would only be entered into and effected at a time when the purchasers of such securities or any of their affiliates are not aware of any material nonpublic information regarding Spring Creek, AutoChina or the acquisition. Such purchases could result in all or substantially all of Spring Creek’s trust fund being expended to pay for such purchases post transaction, which would result in AutoChina not receiving any working capital from the trust account.  Except as described above, no transactions have been entered into, but future transaction may include:

•	Purchases by Spring Creek, AutoChina or their respective affiliates of shares or warrants of Spring Creek;

•	Agreements with third parties to purchase shares or warrants that may then be resold to the combined company subsequent to the acquisition using funds that were previously in the trust account;

•
Agreements with third parties pursuant to which Spring Creek, AutoChina or their respective affiliates would borrow funds to make purchases of ordinary shares or warrants of Spring Creek. The combined company would repay such borrowings using funds that were previously in the trust account; and

•	The granting of securities to third party purchasers of ordinary shares or warrants of Spring Creek as an inducement for such third parties to purchase such securities.

On March 23, 2009, Spring Creek announced that it would be adjourning the special meeting of shareholders originally scheduled to be held at noon (New York City time) on March 26, 2009 until April 3, 2009 at the same time and place.  On March 26, 2009 it did in fact adjourn the meeting as announced.

Corrections. Page 133 of the Proxy Statement inadvertently states that Spring Creek’s warrants are exercisable at any time commencing on the completion of the acquisition.  Such warrants are actually not exercisable until six months after the completion of the acquisition.

Revoking Your Proxy and Changing Your Vote.  If you have already voted or submitted your proxy card, you may revoke it or change your voting instructions at any time before the meeting by:

•	Sending another proxy card with a later date;

•
Notifying Spring Creek Acquisition Corp., 10F, Room #1005, Fortune Int’l Building, No. 17, North Daliushu Road, Haidian District, Beijing 100081, People’s Republic Of China, Attention: James Cheng-Jee Sha, in writing before the special meeting that you have revoked your proxy; or

•	Attending the special meeting, revoking your proxy and voting in person.

Please note that if your shares are held in “street name,” consult your broker for instructions on how to revoke your proxy or change your vote.

Except as described in this supplement all the disclosures in the proxy statement remain in effect.

If you would like additional copies of the proxy card, or if you have questions about the acquisition, you should contact:

Karen Smith
Advantage Proxy
24925 13th Place South
Des Moines, Washington 98198
206-870-8565

Your vote is important. Whether or not you expect to attend the special meeting in person, please complete, date and sign the proxy card enclosed with the proxy statement and mail it in the postage-paid envelope to ensure that your shares will be represented and voted at the special meeting. If you have already submitted your proxy card and do not wish to change your vote, there is no need to submit another proxy card in response to this first supplement to the proxy statement.